390 – 3600 Lysander Lane, Richmond, British Columbia, Canada, V7B 1C3
Tel: +1 (604) 248-0939 / Fax: +1 (604) 248-0940 www.polymetmining.com

6500 County Road 666, Hoyt Lakes, MN 55750-0475
Tel: 218-225-4417 / Fax: 218-225-4429

ADVANCING TO PRODUCTION

TSX: POM, NYSE Amex: PLM

NEWS RELEASE	2011-3

POLYMET CLOSES FIRST $10 MILLION TRANCHE OF GLENCORE FINANCING

Hoyt Lakes, Minnesota, January 18, 2011 - PolyMet Mining Corp. (TSX: POM; NYSE AMEX: PLM) (“PolyMet” or the “Company”) has closed the first tranche of its previously announced private placement (the “Offering”) with Glencore AG (“Glencore”) issuing 5 million common shares of the Company (the “Shares”) at US$2.00 per Share for gross proceeds of US$10 million.

Glencore Financing Summary
With completion of the first tranche of the Offering, Glencore has purchased common shares of PolyMet in the aggregate amount of US$35.0 million and holds debentures of PolyMet in the aggregate principal amount of US$27.6 million (including capitalized interest as of December 31, 2010).

Glencore currently owns an aggregate of 14,433,962 common shares of PolyMet, representing 9.3% of the 154,525,791 common shares outstanding. In addition, Glencore has the right to exchange US$27.6 million in debentures into an additional 6,887,783 common shares of PolyMet, to exercise outstanding warrants for an additional 3 million common shares of PolyMet at US$2.00 per share, and to acquire an additional 10 million common shares of PolyMet pursuant to the Offering, for a total of 34,321,745 common shares representing approximately 19.7% of PolyMet’s partially diluted common shares based on capitalized interest as of December 31, 2010.

Douglas Newby, CFO of PolyMet said, "This financing from Glencore, combined with the previously announced extension of the term of the debentures, provides PolyMet with equity finance as we complete the environmental review process and move toward production. "Glencore’s leading position as an integrated marketer and producer of commodities provides it with detailed knowledge of almost all the major mine development opportunities around the world. We believe that Glencore’s continued support and investment constitutes a significant endorsement of the PolyMet project and team," Joe Scipioni, CEO of PolyMet added.

Transaction Details
The Shares have not been registered under the United States Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption under the Securities Act and applicable state laws.

This notice is issued pursuant to Rule 135c under the Securities Act and shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the Shares in any state in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state.

* * * * *

About PolyMet
PolyMet Mining Corp. (www.polymetmining.com) is a publicly-traded mine development company that controls 100% of the NorthMet copper-nickel-precious metals ore body through a long-term lease and owns 100% of the Erie Plant, a large processing facility located approximately six miles from the ore body in the established mining district of the Mesabi Range in northeastern Minnesota. PolyMet Mining Corp. has completed its Definitive Feasibility Study and is seeking environmental and operating permits to enable it to commence production. The NorthMet project is expected to require approximately one and a half million hours of construction labor and create 400 long-term jobs, a level of activity that will have a significant multiplier effect in the local economy.

About Glencore
Glencore International AG, based in Baar, Switzerland, is a leading privately held, diversified natural resources company with worldwide activities in the smelting, refining, mining, processing, purchasing, selling and marketing of metals and minerals, energy products and agricultural products. Glencore AG, which maintains offices in Stamford, Connecticut, is a subsidiary of Glencore International AG.

POLYMET MINING CORP.

Per: “Joe Scipioni”
Joe Scipioni, CEO

For further information, please contact:

Corporate	Media
Douglas Newby	LaTisha Gietzen
Chief Financial Officer	VP Public, Gov't & Environmental Affairs
Tel: +1 (212) 867-1834	Tel: +1 (218) 225-4417
dnewby@polymetmining.com	lgietzen@polymetmining.com

Investors
Crystal Agresti	Alex Macdougall
Tel: +1 (845) 742-8153	Tel: +1 (226) 663-3000
cagresti@polymetmining.com	amacdougall@polymetmining.com

This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “projects,” “plans,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved or their negatives or other comparable words. These forward-looking statements may include, but are not limited to, PolyMet’s expectation with respect to applying to the applicable securities regulatory authorities for a revocation of the management cease trade order, exploration results and budgets, reserve estimates, mineral resource estimates, work programs, capital expenditures, actions by government authorities, including changes in government regulation, the market price of natural resources, costs, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions. PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.

Specific reference is made to PolyMet’s most recent Annual Report on Form 20-F for the fiscal year ended January 31, 2010 and in our other filings with Canadian securities authorities and the Securities and Exchange Commission, including our Report on Form 6-K providing information with respect to our operations for the nine months ended October 31, 2010 for a discussion of some of the risk factors and other considerations underlying forward-looking statements.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.